UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SUCAMPO PHARMACEUTICALS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

864909106

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

Check the following box if a fee is being paid with this statement.  ☐

CUSIP No. 864909106

1.	Names of Reporting Persons DR. SACHIKO KUNO*

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 28,069,935(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 28,069,935(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,069,935(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 67.0%

12.	Type of Reporting Person (See Instructions) IN

* This statement is filed jointly on behalf of Dr. Sachiko Kuno and her husband, Dr. Ryuji Ueno, pursuant to Rule 13d-1(k)(1).  Dr. Kuno disclaims membership in a group with Dr. Ueno.

 (1) Includes 1,309,752 shares of Class A Common Stock and 26,191,050 shares of Class B Common Stock owned by S&R Technology Holdings, Inc., which is wholly owned by Dr. Kuno and her husband.  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock without further consideration.  Dr. Kuno disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.  Also includes 148,530 shares of Class A Common Stock and vested options to purchase an additional 83,000 shares of Class A Common Stock owned by Dr. Kuno’s husband.  Dr. Kuno disclaims beneficial ownership of these shares.  Also includes 200,566 shares of Class A Common Stock owned by S&R Foundation, of whose Board of Directors Dr. Kuno and her husband are each members.  Dr. Kuno disclaims beneficial ownership of these shares.  Excludes 2,485,150 shares of Class A Common Stock owned by R-Tech Ueno, Ltd. (“R-Tech”), a majority of whose capital stock is owned (directly and indirectly) by Dr. Kuno and her husband.  Voting and dispositive power with respect to the shares owned by R-Tech is held by its board of directors.  Dr. Kuno and her husband do not have or share voting or dispositive power with respect to these shares.

CUSIP No. 864909106

1.	Names of Reporting Persons DR. RYUJI UENO*

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 28,069,935(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 28,069,935(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,069,935(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 67.0%

12.	Type of Reporting Person (See Instructions) IN

* This statement is filed jointly on behalf of Dr. Ryuji Ueno and his wife, Dr. Sachiko Kuno, pursuant to Rule 13d-1(k)(1).  Dr. Ueno disclaims membership in a group with Dr. Kuno.

 (2) Includes 1,309,752 shares of Class A Common Stock and 26,191,050 shares of Class B Common Stock owned by S&R Technology Holdings, Inc., which is wholly owned by Dr. Ueno and his wife.  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock without further consideration.  Dr. Ueno disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.  Also includes 52,037 shares of Class A Common Stock and a vested option to purchase an additional 85,000 shares of Class A Common Stock owned by Dr. Ueno’s wife.  Dr. Ueno disclaims beneficial ownership of these shares.  Also includes 200,566 shares of Class A Common Stock owned by S&R Foundation, of whose Board of Directors Dr. Ueno and his wife are each members.  Dr. Ueno disclaims beneficial ownership of these shares.  Excludes 2,485,150 shares of Class A Common Stock owned by R-Tech Ueno, Ltd. (“R-Tech”), a majority of whose capital stock is owned (directly and indirectly) by Dr. Ueno and his wife.  Voting and dispositive power with respect to the shares owned by R-Tech is held by its board of directors.  Dr. Ueno and his wife do not have or share voting or dispositive power with respect to these shares.

Item 1.
(a)	Name of Issuer Sucampo Pharmaceuticals, Inc.
(b)	Address of Issuer’s Principal Executive Offices 4520 East-West Highway Suite 300 Bethesda, Maryland 20814

Item 2.
(a)	Name of Person Filing Dr. Sachiko Kuno Dr. Ryuji Ueno
(b)	Address of Principal Business Office or, if none, Residence 24687 Yacht Club Road St. Michaels, MD 21663
(c)	Citizenship Japan
(d)	Title of Class of Securities Class A Common Stock
(e)	CUSIP Number 864909106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 28,069,935(3)
	(b)	Percent of class: 67.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 28,069,935(3)
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 28,069,935(3)
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

(3) See footnotes 1 and 2 on the cover pages to this schedule.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct  We also hereby agree that the above statement containing the information required by Schedule 13G with respect to the securities described therein is filed on behalf of each of us.

Dated: February 14, 2008	/s/ Sachiko Kuno
Dr. Sachiko Kuno

Dated: February 14, 2008	/s/ Ryuji Ueno
Dr. Ryuji Ueno